Exhibit 99.1

Statoil ASA: Information relating to the dividend for second quarter 2016

Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for second quarter 2016.

Dividend amount: 0.2201
Declared currency: USD
Last day including right: 31 October at New York Stock Exchange, 1 November 2016 at Oslo Børs
Ex-date: 1 November 2016 at New York Stock Exchange, 2 November at Oslo Børs
Record date:  3 November 2016
Payment date: On or around 16 December 2016
Date of approval: 26 July 2016

Other information:

Dividend per share in NOK will be communicated 9 November 2016.

With reference to the scrip dividend programme approved by the annual general meeting (AGM) 11 May 2016, shareholders will get the option to receive the dividend in newly issued shares at a discount. For the dividend issue for second quarter 2016, the board has set the discount to 5%. Further information on the scrip programme for second quarter 2016 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).